

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Shalabh Gupta, M.D.
Chief Executive Officer, President and Chairman
Unicycive Therapeutics, Inc.
5150 El Camino Real, Suite A-32
Los Altos, CA 94022

Re: Unicycive Therapeutics, Inc.
Registration Statement on Form S-1
Exhibit No. 10.10
Filed May 21, 2021
File No. 333-256367

Dear Dr. Gupta:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance